CROSS LAKE MINERALS LTD.
1255 West Pender Street
Vancouver, B.C. V6E 2V1

Tel: (604) 687-2038
Fax: (604) 687-3141
E-mail: crosslak@intergate.ca

04046860

82-2636

November 15, 2004

BY SEDAR

B.C. Securities Commission
9th Floor - 701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Alberta Securities Commission
4th Floor, 300 5th Avenue S.W.
Calgary, AB
T2P 3C4

Ontario Securities Commission
Suite 800, Box 55
20 Queen Street West
Toronto, ON
M5H 3S8

Dear Sirs:

Re: Cross Lake Minerals Ltd. (the "Company") – Mailing of Interim Financial Statements and MD&A for the nine month period ended September 30, 2004

We confirm that on November 15, 2004 the above material was issued by the subject company and forwarded by mail to shareholders on the Company's supplementary mailing list.

Yours truly,

CROSS LAKE MINERALS LTD.

Debra Watkins
Corporate Secretary

cc: *Toronto Stock Exchange*
Securities and Exchange Commission – Washington ✓
DuMoulin Black – Pat Sandberg
Jones Richards & Company – Greg Edge
Computershare Investor Services Inc. – Bernadette Villarica

12/29

CROSS LAKE MINERALS LTD.
1255 West Pender Street
Vancouver, B.C. V6E 2V1

Tel: (604) 687-2038
Fax: (604) 687-3141
E-mail: crosslak@intergate.ca

November 15, 2004

BY SEDAR

NOTICE TO READER

To the Shareholders of
Cross Lake Minerals Ltd.

The attached financial statements have been prepared by Management of Cross Lake Minerals Ltd. and have not been reviewed by the auditor of Cross Lake Minerals Ltd.

Yours truly,

CROSS LAKE MINERALS LTD.

Debra Watkins
Corporate Secretary

CROSS LAKE MINERALS LTD.

Interim Financial Statements for the Nine Months Ended September 30, 2004

(Unaudited)

1255 West Pender Street
Vancouver, BC
V6E 2V1
Tel: (604) 687-2038 / Fax: (604) 687-3141
E-Mail: crosslak@intergate.ca
Web site: *www.crosslakeminerals.com*

CROSS LAKE MINERALS LTD
BALANCE SHEET
September 30, 2004 and December 31, 2003
(Unaudited)

ASSETS

	Sep 30 2004	Dec 31 2003
Current Assets		
Cash and cash equivalents (Note 3)	$ 821,284	$ 947,607
Accounts receivable	-	2,798
Goods and services tax recoverable	32,994	48,102
Temporary investment	-	200,000
Prepaid expenses	20,196	9,572
	874,474	1,208,079
Property, Plant and Equipment	39,945	40,921
Mineral Properties, including deferred costs (Note 4)	10,411,068	9,100,986
	$ 11,325,487	10,349,986

LIABILITIES

	Sep 30 2004	Dec 31 2003
Current Liabilities		
Accounts payable and accrued liabilities	$ 171,536	$ 231,945
Taxes payable	6,249	42,767
	177,785	274,712
Note Payable (Note 5)	300,000	-

SHAREHOLDERS' EQUITY

	Sep 30 2004	Dec 31 2003
Share Capital (Note 6 & 7)	18,411,865	17,299,156
Contributed Surplus	342,306	136,314
Deficit	(7,906,469)	(7,341,196)
	10,847,702	10,094,274
Cost of shares held by the Company	-	(19,000)
	10,847,702	10,075,274
	$ 11,325,487	$ 10,349,986

Gordon Keevil, President

Donald R. Sheldon, Director

CROSS LAKE MINERALS LTD
STATEMENT OF OPERATIONS AND DEFICIT
For The Nine Months Ending September 30, 2004 and 2003
(Unaudited)

	3 months Ended Sep 30 2004	9 months Ended Sep 30 2004	3 months Ended Sep 30 2003	9 months Ended Sep 30 2003
REVENUES				
Interest	$ 1,258	$ 3,844	$ 636	$ 2,854
Management fees	-	-	10,266	41,862
	1,258	3,844	10,902	44,715
ADMINISTRATION COSTS				
Amortization	2,220	6,816	2,346	7,041
Consulting fees	20,761	93,666	-	-
Insurance	(3,696)	15,408	5,176	12,093
Management fees	7,500	22,500	-	-
Office and miscellaneous	7,927	47,734	1,789	11,271
Professional fees	15,620	75,466	5,379	11,056
Rent	8,250	24,750	4,485	13,853
Shareholder communications	-	9,645	3,797	15,564
Transfer agent and filing fees	4,515	39,910	4,285	27,239
Travel and conferences	12,846	27,230	-	-
Wages and fees	-	-	22,502	88,743
	75,943	363,125	49,759	186,860
LOSS BEFORE OTHER ITEMS	74,685	359,281	38,857	142,145
OTHER ITEMS				
Gain on sale of marketable securities	-	-	(5,155)	(5,155)
Stock-based compensation	-	205,992	-	-
	-	205,992	(5,155)	(5,155)
NET LOSS FOR THE PERIOD	74,685	565,273	33,702	136,990
DEFICIT, AT BEGINNING OF PERIOD	7,831,784	7,341,196	7,066,069	6,962,781
DEFICIT, AT END OF PERIOD	$ 7,906,469	$ 7,906,469	$ 7,099,771	$ 7,099,771
Loss per Share	$ 0.001	$ 0.006	$ 0.001	$ 0.004

CROSS LAKE MINERALS LTD
STATEMENT OF CASH FLOWS
For The Nine Months Ending September 30, 2004 and 2003
(Unaudited)

	3 months Ended Sep 30 2004	9 months Ended Sep 30 2004	3 months Ended Sep 30 2003	9 months Ended Sep 30 2003
Cash provided by (used for)				
OPERATING ACTIVITIES				
Net loss for the period	$ (74,685)	$ (565,273)	$ (33,702)	$ (136,990)
Adjustments:				
Amortization	2,220	6,816	2,346	7,041
Gain on sale of marketable securities	-	-	(5,155)	(5,155)
Stock-based compensation	-	205,992	-	-
	(72,465)	(352,465)	(36,511)	(135,104)
Changes in non-cash working capital items:				
Accounts receivable	(1,491)	17,907	138	13,554
Prepaid expenses	(20,196)	(10,624)	(11,403)	(7,976)
Accounts payable and accrued liabilities	113,063	(96,928)	5,741	(6,127)
	18,911	(442,110)	(42,035)	(135,653)
FINANCING ACTIVITIES				
Issue of shares	823,401	1,131,709	-	-
Note payable	-	300,000	-	-
Temporary investment	-	200,000		-
	823,401	1,631,709	-	-
INVESTING ACTIVITIES				
Acquisition costs of property, plant and equipment	-	(5,840)	-	-
Proceeds on disposal of marketable securities	-	-	8,905	8,905
Acquisition costs of mineral properties	(29,720)	(98,249)	-	-
Deferred exploration and development costs	(434,102)	(1,211,833)	(16,892)	(38,454)
	(463,822)	(1,315,922)	(7,987)	(29,549)
INCREASE (DECREASE) IN CASH	378,490	(126,323)	(50,022)	(165,202)
CASH, beginning of the period	442,794	947,607	137,333	252,513
CASH, end of period	$ 821,284	$ 821,284	$ 87,311	$ 87,311

CROSS LAKE MINERALS LTD
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
September 30, 2004 and December 31, 2003
(Unaudited)

	Sep 30 2004	Dec 31 2003
EXPLORATION AND DEVELOPMENT COSTS:		
Assays	43,805	118
Drafting	5,358	1,557
Drilling	352,880	-
Equipment and supplies	47,296	-
Field office	6,179	39,640
Geological and geophysical	216,539	4,401
Other labour	66,817	-
Recording fees	62,359	2,710
Reclamation bond	300,000	-
Transportation	79,057	-
Travel and accommodations	31,543	2,111
	1,211,833	50,537
Balance, beginning of year	5,053,604	5,003,067
Balance, end of year	$ 6,265,437	$ 5,053,604

1. Nature of Operations

Cross Lake Minerals Ltd. ("the Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

2. Accounting Policies

These interim consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements dated December 31, 2003. The interim financial statements are prepared in accordance with Canadian generally accepted accounting principles. The accounting policies and methods have not changed.

3. Restricted Cash

A total of $420,451 is restricted to fund exploration activities.

4. Mineral Properties

	Balance Beginning of Period	Acquisition Costs	Deferred Exploration & Development	Balance End of Period
QR Property	$ 3,420,537	$ 50,000	$ 768,855	$ 4,239,392
Cariboo Property	270,075	1,452	18,841	290,368
Cantin Creek Property	103,283	12,000	11,659	126,942
Kneb Property	6,548	-	252	6,800
Ghost Property	8,151	-	322	8,473
Swannell Property	125,314	2,700	34,009	162,023
Myoff Creek Property	82,950	-	917	83,867
Ingenika Property	60,415	-	13,774	74,189
End Lake Property	41,136	-	-	41,136
Wasi Creek Property	30,886	-	17,240	48,126
LJ Property	22,416	160	24,031	46,607
Ruddock Property	-	29,560	320,879	350,439
Sheraton-Timmins Property	4,556,778	-	621	4,557,399
Night Hawk Lake Property	314,714	2,377	393	317,484
Currie Bowman Property	57,783	-	40	57,823
	$ 9,100,986	$ 98,249	$ 1,211,833	$ 10,411,068

Subsequent to December 31, 2003, the Company completed the acquisition of a 100% interest in the QR Mine from Kinross Gold Corporation.

The Company has entered into an option agreement to acquire up to a 70% interest in the Ruddock Creek Property. The property consists of 61 claims totaling 74 units, covering an area of 1,850 hectares and is located in the Kamloops and Revelstoke Mining Divisions. The Company must spend up to $3 million and issue up to 900,000 shares over four years to earn a 60% interest and has the option to increase its interest to 70% by spending the next $1.75 million. The Company has made an initial cash payment of $10,000 and issued 150,000 shares. All required payments and commitments for 2004 have been met.

5. Note Payable

The Company established a $300,000 reclamation bond for the QR Property. This bond was funded by the previous owner. The note is non-interest bearing and the total outstanding principal is due and payable by April 8, 2008. Payment terms require that 10% of the net operating profits from the QR Property, to be paid quarterly upon commencement of commercial production. Any amount unpaid at the Maturity Date, will be repaid in full in cash or shares, or a combination thereof, at the Company's option.

6. Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares.

The Company has issued shares of its capital stock as follows:

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance at Beginning of Period	79,726,545	17,299,156	37,768,493	12,530,881
Issued During the Period for:				
Options	350,000	26,250	-	-
Private Placement	3,000,000	412,084	-	-
Property	667,581	84,200	45,000	2,700
Warrants	6,678,920	609,175	-	-
Cancellation of shares	(200,000)	(19,000)	-	-
Transfer Agent adjustment	1		-	-
Balance at End of Period	90,223,047	18,411,865	37,813,493	12,533,581

The Company completed a private placement of 3,000,000 flow through ("FT") units at a price of $0.15 each for proceeds of $450,000. Each FT unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share for $0.30 until August 3, 2005.

The Agent was paid a commission consisting of 7.5% cash of the gross proceeds raised and share purchase warrants (the "Agent's Warrants") to acquire that number of common shares as is equal to 10% of the number of FT units sold. Each Agent's Warrant entitles the Agent to acquire one common share for $0.30 until August 3, 2005.

7. Subsequent Events

The Company completed a non-brokered private placement of 1,700,000 units at a price of $0.15 each for proceeds of $255,000. Each unit consists of one share and ond-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for $0.22 until October 26, 2005.

A finder's fee of 5% of the proceeds has been paid.

CROSS LAKE MINERALS LTD.

Management Discussion & Analysis for the Nine Months Ended September 30, 2004

1255 West Pender Street
Vancouver, BC
V6E 2V1
Tel: (604) 687-2038 / Fax: (604) 687-3141
E-Mail: crosslak@intergate.ca
Web site: *www.crosslakeminerals.com*

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2004

NOVEMBER 14, 2004

OVERALL PERFORMANCE

Cross Lake Minerals Ltd. ("Cross Lake" or the "Corporation") is currently an exploration and development company with projects in British Columbia and Ontario. It currently has a sufficient working capital position to continue exploration of its properties and the evaluation of the QR Mine Property. While the Corporation is currently well financed, general market conditions such as the price of precious and base metals and the stock markets will have an impact on the ability of the Corporation to raise further funds and develop its properties.

As a result of the acquisition of Gold Giant Ventures Inc. ("Gold Giant") in December 2003, the Corporation has increased its direct management and operational obligations. This has, and will result in an increase in administrative and direct property expenditures which are reflected in the statements. Subject to the results of ongoing exploration and development activities, the Corporation will need additional capital to continue planned exploration and development programs. Again, in addition to the results of ongoing programs, general trends in the overall conditions of the mining industry and the investment climate will largely dictate the Corporation's ability to continue to raise this capital.

OUR BUSINESS

During the third quarter Cross Lake continued exploration including drilling, geophysics, geological mapping and geochemistry on several of its exploration properties and engineering and related technical studies on the QR Mine Property. Field operations focused on the Ruddock Creek Property where a successful diamond drilling program continued to expand the E-Zone massive sulphide deposit. In addition, fieldwork was completed on the Wasi Creek, Ingenika, Kneb and LJ Properties. The Corporation intends to continue exploration on it current property portfolio in 2005 and to evaluate new properties as they become available.

At the QR Mine Property, efforts were focused on generating the required information to assemble a capital and operating plan for restarting mining operations. This included working with BC Hydro and local contractors regarding the construction of a power line to the property from a nearby substation, finalizing the evaluation of the mill and tailings complex, developing an optimal mine development plan and working towards amending the current operating permits to encompass the updated mining plans. To date, the information indicates that the mine can be opened for a reasonable capital cost and operate profitably. Therefore, subject to finalizing this report, Cross Lake intends to work towards restarting mine operations in 2005.

RESULTS OF OPERATIONS

For the nine months ended September 30, 2004 compared to quarter ended September 30, 2003

Net loss for the nine months totalled $565,273 (or $0.01 per share), versus net loss of $136,990 (or $0.01 per share) in 2003. Revenues have decreased as management fees on certain field operations are no longer being charged.

Administration costs rose by $176,000 as a result of the acquisition of Gold Giant Ventures Inc. Higher professional fees, transfer agent and filing fees are related to this acquisition. The increased consulting fees include the investor relations' contract of $5,000 per month.

The operational statements for the period ended September 30, 2004 are not necessarily directly comparable to September 30, 2003 as the 2004 amounts reflect the combined operations of Cross Lake and Gold Giant.

The following table sets forth the Corporation's use of proceeds as disclosed under its brokered private placement of 2,400,000 flow-through shares at a price of $0.20 per share, completed in December, 2003:

Item	Use of Proceeds Under Private Placement	Use of Proceeds Actual To June 30, 2004
Property Exploration and Development on QR, Ruddock Creek, LJ, Wasi, Kneb and Ingenika	$480,000	$480,000
Total:	$480,000	$480,000

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Income or Loss (before discontinued operations and extraordinary items) Per Share [(1)]	(74,685)	(362,010)	(128,578)	(211,425)
Net Income or Loss Per Share [(1)]	(0.01)	(0.01)	(0.01)	(0.01)
	September 30 2003	June 30 2003	March 31 2003	December 31 2002
Income or Loss (before discontinued operations and extraordinary items) Per Share [(1)]	(33,702)	(66,244)	(37,044)	(26,663)
Net Income or Loss Per Share [(1)]	(0.01)	(0.01)	(0.01)	(0.01)

[(1)] Presented on an undiluted basis as a fully diluted basis would be anti-dilutive.

Administration costs were higher in the first three quarters of 2004, than in 2003. Some of this increase is a result of increased professional fees and filing fees paid to complete the Plan of Arrangement. The quarter ending June 30, 2004 reflects stock-based compensation of $205,992.

LIQUIDITY

During the nine months, cash resources decreased by $126,323. The Corporation raised $635,425 from exercise of options and warrants and $200,000 of the temporary investment became current. Cash flow from operations before working capital changes totalled ($352,465), versus ($135,104) in 2003.

Completing the Plan of Arrangement and combining costs with Gold Giant were responsible for the increased expenditure on operations. There can be no assurance that such favourable market conditions will continue or that the Corporation will be able to access the equity markets in the future on such favourable conditions.

Investing activities consumed $1,315,922 of cash during the nine month period. Mineral property acquisition costs of $98,249 and deferred exploration costs of $1,211,833 were spent largely on the QR, LJ, Kneb, Wasi Creek and Ruddock properties in B.C.

Shareholders' equity stood at $10,847,702 at September 30, 2004, up from $5,433,810 at the end of September 2003, primarily due to the increase of shares under the Plan of Arrangement. Working capital totalled $696,689 at September 30, 2004, up from $129,616 at the end of September 2003.

The Corporation has sufficient working capital to continue exploration of its properties and the evaluation of the QR Mine in 2004. General market conditions and the price of precious and base metals will have an impact on its ability to raise financing in the future to continue developing its properties.

CAPITAL RESOURCES

Cross Lake relies on the issuance of share capital to raise capital. There can be no assurance, however, that Cross Lake will be able to obtain required financing in the future on acceptable terms.

In August 2004, the Corporation completed a private placement, through Canaccord Capital Corporation (the "Agent"), to Cordilleran 2004 Resources Limited Partnership, of 3,000,000 Flow-through Units at a price of $0.15 per Flow-through Unit. Each Flow-through Unit consists of one Flow-through share and one-half of one Non Flow-through share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase one additional common share of the Corporation on or before August 3, 2005 at a price of $0.30 per common share.

The Agent was paid a commission consisting of 7.5% cash of the gross proceeds raised and share purchase warrants (the "Agent's Warrants") to acquire that number of common shares as is equal to 10% of the number of Flow-through Units sold pursuant to this private placement. Each Agent's Warrant entitles the Agent to acquire one common share of the Corporation on or before August 3, 2005 at a price of $0.30 per common share. The proceeds of the financing will be used to continue exploration on the Corporation's exploration properties in British Columbia.

TRANSACTIONS WITH RELATED PARTIES

Pursuant to a Management Agreement with the Corporation, management fees, bookkeeping and administrative services totalling $60,000 are paid annually to a corporation owned by Donald R. Sheldon, a director and officer of the Corporation. During the nine months, the Corporation paid $45,000.

In February 2004, the Board of Directors ratified, subject to all necessary approvals, an increase in the annual granting of stock options to each of the Directors for services rendered to the Corporation from 25,000 to 50,000 stock options.

During the nine month period, the Corporation paid an aggregate of $109,500 for consulting fees to Copperstar Management Ltd., Sikanni Mine Development Ltd. (companies owned or controlled by Gordon Keevil and Jim Miller-Tait, respectively) and Debra Watkins. Mr. Keevil is the President and a director of the Corporation. Mr. Jim Miller-Tait is Vice President - Exploration and Mrs. Watkins is Corporate Secretary of the Corporation.

SUBSEQUENT EVENTS

In October 2004, the Corporation completed a non-brokered private placement of 1,700,000 units at a price of $0.15 per unit. Each unit consists of one share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Corporation at a price of $0.22 per common share on or before October 26, 2005.

The Corporation paid, in cash, a finder's fee of 5%.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The interim financial statements for the nine months ended September 30, 2004, have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies and methods remain consistent with the previous period with the exception of stock-based compensation.

SHARE DATA

The authorized capital of the Corporation consists of an unlimited number of common shares of which 90,223,047 were issued and outstanding as of the date of this discussion. The Corporation received shareholder approval at its Annual and Special General Meeting held on May 11, 2004 to increase its authorized to an unlimited number of common shares.

Pursuant to the Corporation's Stock Option Plan, up to 16,300,000 options to purchase Cross Lake Shares may be issued. To date, 5,646,000 options have been granted thereunder, of which 5,262,000 remain exercisable. An additional 850,000 stock options were issued prior to the implementation of the Plan in June 1998 and remain exercisable.

The following table sets out all the outstanding share purchase warrants (total of 8,889,998) in Cross Lake:

Number of Cross Lake Warrants to Purchase Common Shares	Exercise Price	Expiry Date
800,000	$0.12	November 28, 2004
5,199,998	$0.15	November 28, 2004
240,000	$0.20	December 31, 2004
1,800,000	$0.30	August 3, 2005
850,000	$0.22	October 26, 2005

Cross Lake has no performance shares or escrow shares.

OTHER

Additional information relating to the Corporation's operations and activities can be found by visiting the Corporation's website as www.crosslakeminerals.com and by accessing the Corporation's Annual Information Form filed on SEDAR at www.sedar.com on June 16, 2004.

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

CROSS LAKE MINERALS LTD.
1255 West Pender Street
Vancouver, BC V6E 2V1
Tel: (604) 687-2038 Fax: (604) 687-3141
E-mail: crosslak@intergate.ca / Web Site: www.crosslakeminerals.com

CORPORATE INFORMATION

DIRECTORS

Henry G. Ewanchuk, *Vancouver, BC*

J. Brian Kynoch, *Vancouver, BC*

Gordon A. Keevil, *West Vancouver, BC*

Donald R. Sheldon, *West Vancouver, BC*

Emmet A. McGrath, *Burnaby, BC*

OFFICERS

Donald R. Sheldon
Chairman & Director

Gordon A. Keevil
President & Director

Carmon Currie
Chief Financial Officer

Jim Miller-Tait
Vice President, Exploration

Debra Watkins
Corporate Secretary

Registered Office
10th Floor. 595 Howe Street
Vancouver, BC
V6C 2T5

Bank
VanCity Savings Credit Union
898 West Pender Street
Vancouver, BC
V6C 1J8

Transfer Agent
Computershare Investor Services Inc.
510 Burrard Street
Vancouver, BC
V6C 3B9

and

151 Front Street
Toronto, ON
M5J 2N1

Corporate Counsel
DuMoulin Black
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Auditors
Jones Richards & Company
900 – 1200 Burrard Street
Vancouver, BC
V6Z 2C7

Trading Symbol: **CRN-T**
SEC 12g No. 82-2636

Share Capitalization (November 15, 2004):

Authorized	Unlimited
Issued & Outstanding	94,789,501